UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 25, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Super League Gaming, Inc.

File No. 333-229144 - CF#37112

Super League Gaming, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 4, 2019, as amended.

Based on representations by Super League Gaming, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through June 21, 2026
Exhibit 10.8	through September 11, 2020
Exhibit 10.9	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary